Notice of Exempt Solicitation

NAME OF REGISTRANT: ExxonMobil Corporation

NAME OF PERSON RELYING ON EXEMPTION: The Sisters of St. Francis Dubuque Charitable Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 3390 Windsor Avenue, Dubuque, IA 52001

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Summary:

ExxonMobil Corporation (“ExxonMobil” or the “Company”) is the largest investor-owned oil company and the second largest oil refiner in the world. Additionally, the United States is the world's biggest oil and natural gas producer1. Oil and natural gas operations are the nation’s largest industrial source of methane, a highly potent climate pollutant that is responsible for approximately one-third of current warming resulting from human activities.

While ExxonMobil has committed to reduce methane emissions in alignment with the Global Methane Pledge, the Company’s current reported methane emissions are estimated rather than measured, providing investors with insufficient assurance to properly assess its progress. In addition, ExxonMobil’s disclosures lack standardization with other industry frameworks, making it challenging for stakeholders to compare ExxonMobil’s performance to its peers and exposing the Company to competitive and market risks. As companies increasingly compete on the basis of low-cost as well as low-emissions production2, ExxonMobil may face higher future market access costs or even exclusion from certain gas markets, risking market share and therefore harming shareholder value.

Methane emission mitigation is low-hanging fruit for oil and gas companies, with an estimated 40% of emissions able to be abated at no net cost3. However, without high quality data to appropriately characterize emissions sources, ExxonMobil’s methane reduction program faces the risk of misallocating capital to less cost-effective mitigation opportunities, potentially leading to both higher costs and higher emissions. Finally, with increasing governmental regulations, including the methane fee in the U.S., potential import standards in the European Union, and prospective carbon taxes globally, accurate emissions disclosures from the Company could allow shareholders to effectively assess regulatory risk exposure.

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1 https://www.reuters.com/world/middle-east/more-than-100-countries-join-pact-slash-planet-warming-methane-emissions-2021-11-02/

2 https://www.chevron.com/-/media/shared-media/documents/chevron-sustainability-report-2021.pdf

3 https://www.iea.org/reports/global-methane-tracker-2023

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

Accordingly, The Sisters of St. Francis Dubuque Charitable Trust, along with co-filers, Benedictine Sisters of Mount St. Scholastica, Congregation des Soeurs des Saints Noms de Jesus et de Marie, and Dana Investment Advisors urge shareholders to vote FOR proposal #8

The Proposal:

Resolved, shareholders request that ExxonMobil issue a report analyzing the reliability of its methane emission disclosures. The report should:

●	Be made public, omit proprietary information, and be prepared expeditiously at reasonable cost;
●	Summarize the outcome of efforts to directly measure methane emissions, using recognized frameworks such as OGMP; and
●	Based on the results, assess whether to alter the Company’s actions to achieve its climate targets.

Supporting Statement:

At management’s discretion, we recommend that the report:

●	Describe the types of source- and site-level measurements used;
●	Describe any material difference between its own or third-party direct measurement results and Company’s reported methane emissions;
●	Describe plans to validate emissions estimates and disclosure through third-party audit or evaluation; and
●	Describe plans to improve emission estimates over time, consistent with frameworks such as OGMP.

Rationale for a FOR vote:

1.	ExxonMobil’s existing methane reporting lacks direct methane measurement and global targets, providing insufficient information for shareholders to properly assess whether the Company is making necessary and prudent reductions and potentially leading the Company to miss large, unforeseen leaks.
2.	ExxonMobil faces market, regulatory, and reputational risk as it lags peers that have taken more credible steps to address methane risks and to embrace opportunities through global, standardized frameworks.
3.	ExxonMobil is well equipped to lead on methane emissions measurement and mitigation; frameworks like OGMP strike an effective balance between scientific rigor and flexibility.

1. ExxonMobil’s existing methane reporting lacks direct methane measurement and global targets, providing insufficient information for shareholders to properly assess whether the Company is making necessary and prudent reductions and potentially leading the Company to miss large, unforeseen leaks.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

We commend ExxonMobil for its methane emissions detection and mitigation work to date. ExxonMobil has committed to reduce methane emissions in alignment with the Global Methane Pledge by deploying best practices and advanced technologies, including satellite, aerial, and ground-sensor networks. In its Advancing Climate Solutions (ACS) report, the Company supports strong measurement, reporting, and verification standards. It participates in various international methane coalitions and contributes to research to improve methane quantification. However, the Company has not taken the critical step to address investor concerns by committing to integrate direct measurement into its emissions reporting.

ExxonMobil does not report emissions or set emission reduction targets using direct methane measurements. Methodologies to report methane emissions that are not based on direct measurement have been shown to greatly underestimate emissions and miss large, unforeseen leaks4. This may lead ExxonMobil to underestimate emissions and mischaracterize associated financial risk, potentially by as much as a factor of 10 or more5. Accordingly, the proposal asks for transparency on the Company’s reported emissions to allow shareholders to determine if the reporting is accurate and reliable.

The Oil & Gas Methane Partnership (OGMP) 2.0, the leading methane measurement methodology and standardized reporting framework, has increasingly become the global standard for reporting methane emissions6. Under OGMP reporting, better-quality emissions data allows operators to accurately understand and characterize methane emissions from their assets, informing a more effective mitigation strategy. Without measured data, studies have shown that companies may misallocate capital to less impactful and less cost-effective mitigation opportunities7.

We acknowledge that ExxonMobil is taking steps to reduce methane emissions and improving technology deployment within the Permian Basin in particular. While the Company supports the OGCI net zero methane by 2030 initiative8, ExxonMobil has not published plans or a timeline for how it will expand the work it is currently doing in the Permian to other locations, or how it is going to achieve this 2030 goal. While ExxonMobil is installing around-the-clock methane detectors in the Permian Basin, that region accounts for just 15% of ExxonMobil’s production9, and the Company has no robust disclosed plans of expanding detection across all its assets globally.

In addition, ExxonMobil’s current methane targets and reduction only cover the Company’s operated assets. While the ACS reports the Company has reduced emissions by 40%, this claim only covers the company’s operated assets10. Given that 54% of ExxonMobil’s production originates from non-operated assets, the company should adopt targets that cover all assets in which it holds a meaningful equity stake.11 For example, OGMP requires members to report emissions for the company’s entire asset base, including both operated and non-operated assets.

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4 https://www.science.org/doi/10.1126/sciadv.aaz5120

5 https://business.edf.org/files/EDF_Methane101_Oil-and-Gas.pdf#page=19

6 https://ogmpartnership.com/a-solution-to-the-methane-challenge/

7 https://www.nature.com/articles/s41467-021-25017-4

8 https://corporate.exxonmobil.com/what-we-do/delivering-industrial-solutions/methane

9 https://apnews.com/article/drones-business-climate-and-environment-0a1ab9be3427818cfe5f33521b9b05c2

10 https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-advancing-climate-solutions-progress-report.pdf

11 https://business.edf.org/files/Joint-Action-Catalyzing-Methane-Emission-Reduction-at-Oil-and-Gas-Joint-Ventures.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

Without high quality disclosures and targets covering all of its assets, ExxonMobil may face further legal and reputational risks. According to a March 2023 Bloomberg report, ExxonMobil failed to report on a large methane leak in the Permian12. ExxonMobil only acknowledged its mistake and reported the leak to regulators after Bloomberg contacted the company and satellite images taken from the International Space Station showed a cloud of methane over the facilities. This news comes not long after the Justice Department announced it will seek a fine for the Company’s breach of the Clean Air Act, specifically with regards to a well blowout in Ohio in 201813, which released more methane than is released in a year by the oil and gas industry in Norway14.

Both the leaks themselves and the lack of immediate action and disclosure point to needed improvement in both emissions measurement and company transparency. With more accurate data, the Company might have been able to identify the leaks sooner, or even prevent them entirely. However, the Company’s response calls into question the credibility of its current approach and diminishes investor confidence in its ability to address the methane challenge, all while exposing it to the risk of legal penalties.

2. ExxonMobil faces market, regulatory, and reputational risk as it lags peers that have taken more credible steps to address methane risks and to embrace opportunities through global, standardized frameworks.

ExxonMobil lags industry peers in setting and reporting against methane emission reduction targets. As mentioned previously, OGMP is rapidly emerging as the leading global standard for methane measurement and mitigation, with over 100 member companies representing more than 35% of global oil and gas production, more than 70% of LNG flows, and nearly 25% of global natural gas transmission and distribution pipelines.15

Methane performance is emerging as a key criterion in the global gas trade, as evidenced by the recent April EU-US Energy Council statement and COP27 Joint Declaration from Energy Importers/Exporters1617. Yet fragmentation in the U.S. methane reporting space is only serving to create confusion among investors and market participants, undermining trust that U.S. industry can meaningfully address methane emissions. Without major U.S. operators like ExxonMobil participating in frameworks like OGMP, there may be growing questions about U.S. efforts to develop methane intensity frameworks that will satisfy importers in the EU and elsewhere, potentially limiting ExxonMobil and other U.S. producers’ future market share.

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12 https://www.bloomberg.com/news/articles/2023-03-01/exxon-broke-rules-with-late-reporting-of-permian-methane-leak

13 https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm

14 https://www.bloomberg.com/news/articles/2019-12-16/exxon-well-blast-causes-huge-methane-leak-in-ohio-study-shows#xj4y7vzkg

15 https://ogmpartnership.com/our-member-companies/

16 https://ec.europa.eu/commission/presscorner/detail/en/STATEMENT_23_2121

17 https://ec.europa.eu/commission/presscorner/detail/en/STATEMENT_22_6827

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

As oil and gas companies increasingly look to compete on the basis of low-cost and low-emissions production, ExxonMobil faces key risks in the energy transition from failing to credibly measure and report its methane emissions. While ExxonMobil reports on its carbon pricing methodology and research18, because the Company does not use direct methane measurements, its carbon pricing scenarios may not accurately represent verified amounts of methane emitted, calling into question the Company’s ability to effectively plan for the energy transition.

ExxonMobil points to its partnership with GTI Energy’s Veritas. While we support Veritas and the work it does to improve methane measurement methodologies and commend ExxonMobil for this partnership, Veritas is not designed as a reporting framework19. The standardized nature of a credible framework like OGMP provides a necessary platform for investors, customers, and governments to assess the methane intensity of oil and gas supply. In addition to OGMP, other frameworks like CDP and TCFD support investor assessments of climate risk and emissions performance by providing a foundation for comparable data across companies. However, ExxonMobil has not responded to CDP since 201720.

ExxonMobil argues that it is not aware of any third-party direct methane measurement that is materially different from its reported methane emissions21. While this statement is promising, this is not the purpose of the report requested in this proposal. This proposal is asking the company to provide a detailed assessment of what it is doing. Even if the company has found no material differences in reporting, investors will continue to remain unaware of this if it is not disclosed in credible and comparable detail.

3. ExxonMobil is well equipped to lead on methane emissions measurement and mitigation; frameworks like OGMP strike an effective balance between scientific rigor and flexibility.

In 2022, a shareholder proposal at Chevron also asking for a report analyzing the reliability of the company’s methane emission disclosures was supported by Chevron’s board and subsequently garnered a 97% vote at the company’s annual meeting22. ExxonMobil argues in its opposition statement, "In many countries where we have operations, there are significant access and security issues, as well as a limited number of providers to support measurement and quantification technologies.”23

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18 https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-advancing-climate-solutions-progress-report.pdf

19 https://veritas.gti.energy/

20 https://www.cdp.net/en/responses/6136/Exxon-Mobil-Corporation?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fqueries%255Bname%255D%3DExxonmobil&queries%5Bname%5D=Exxonmobil

21 https://d1io3yog0oux5.cloudfront.net/_9fe068a13ec4df3d5ad6e1cdf3f9911c/exxonmobil/db/2301/22049/proxy_statement/2023-Proxy-Statement.pdf

22 https://www.chevron.com/-/media/shared-media/documents/chevron-proxy-statement-2022.pdf

23 https://d1io3yog0oux5.cloudfront.net/_eada759ff2eccbaf04f56d4cbc709802/exxonmobil/db/2301/22049/proxy_statement/2023-Proxy-Statement.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

However, Chevron’s published methane report documents its operations outside of the U.S. including operations in Kazakhstan, Argentina, and Israel. The report highlights the company’s current technologies alongside the challenges and opportunities they face with each. Chevron is working towards including direct methane measurement and assessing those findings against its existing inventories. Additionally, Chevron reports on its support for needed methane policy, regulation, and technology improvement24.

In its statement of opposition, ExxonMobil also argues there are legal challenges to implementing OGMP requirements in global assets25. However, the reporting framework has been adopted by companies with assets in more than 60 countries, including major European players such as TotalEnergies, bp, Shell and Equinor, as well as a growing number of national oil companies, from ADNOC and QatarEnergies to Petrobras, Ecopetrol, and Petronas. In the U.S., ExxonMobil is also increasingly becoming an outlier among its peer group as operators including ConocoPhillips, Oxy, EOG, Pioneer, Diamondback and Devon, among others, have all joined the framework in the past 12 months.26

ExxonMobil operates globally. As the Company’s methane reduction initiatives are currently only focused in the Permian, ExxonMobil continues to face the global risk which methane presents. It is necessary for ExxonMobil to expand its emissions reporting and technology advancement outside of the Permian, with its other U.S. operational assets and global assets alike.

In the U.S. ExxonMobil plays a critical role in deploying and improving methane measurement and mitigation technology27throughout much of its U.S. operations. ExxonMobil is also urging its peers in the Permian to end routine flaring28. This leadership would be advantageous for ExxonMobil to display in other areas of methane emission reduction and reporting.

ExxonMobil, like its International Oil Company (IOC) peers, is better equipped to measure and mitigate methane emissions than almost any other company in the world. Many smaller operators with a fraction of ExxonMobil’s operational and research and development budgets have already joined OGMP and are making progress in measuring and reducing emissions. And while ExxonMobil may have a more complex and geographically diverse supply chain than these operators, many of its IOC peers, with both operated and non-operated assets spanning the globe, have committed to quantifying methane emissions from their assets under OGMP, with many well on their way to achieving OGMP’s highest rating of “Gold Standard Reporting.”

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24 https://www.chevron.com/-/media/shared-media/documents/chevron-methane-report.pdf

25 https://d1io3yog0oux5.cloudfront.net/_9fe068a13ec4df3d5ad6e1cdf3f9911c/exxonmobil/db/2301/22049/proxy_statement/2023-Proxy-Statement.pdf

26 https://ogmpartnership.com/our-member-companies/

27 https://energyfactor.exxonmobil.com/insights/partners/developing-new-technologies/

28 https://www.reuters.com/business/energy/exxon-halts-routine-gas-flaring-permian-wants-others-follow-2023-01-24/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.

The OGMP framework, which is technology neutral, acknowledges the challenges and evolution of measuring methane emissions and makes it practicable for all operators to succeed. OGMP’s principles-based framework, built around a collaborative partnership between industry and civil society, reduces the burden on operators, but still maintains scientific rigor as it is overseen by trusted third party verifiers. It provides three and five-year onramps for new joiners allowing ExxonMobil the time and flexibility it would need to identify and overcome any technical challenges.

Investors are looking for transparent and comparable data across companies to appropriately assess relative risk. ExxonMobil has the opportunity to expand upon its current reporting that falls short of the global standard and peers.

Conclusion

As long-term investors in ExxonMobil, we are not asking for a report for reporting’s sake. We believe that the requested disclosures would be in the best interest of the Company’s risk management, global methane reduction, and the achievement of its own climate goals. Issuing the requested report would help ExxonMobil to not only meet the heightened interest and expectations of investors, but also to join its leading peers which are increasingly sharing their methodology, improvements, and analysis of their climate targets and reporting.

We urge you to vote FOR proposal #8 on ExxonMobil’s proxy card.

If you have any questions or need additional information, contact Natalie Wasek, Seventh Generation Interfaith Inc., at Natalie@sgicri.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in ExxonMobil’s proxy statement.